             July 16, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:      DecisionPoint Systems, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 19, 2013
File No. 333-186619

Ladies and Gentlemen:

On behalf of DecisionPoint Systems, Inc. (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above-referenced filing as set forth in the comment letter of July 2, 2013.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations

 Liquidity and Capital Resources, page 24

1.           You state that you are reducing non-essential expenses and completing the integration of certain acquisitions, which is expected to result in cost savings. Please expand your disclosure to explain your plans with regard to cost reduction measures, and the result of such efforts to date. For example, please disclose which expenses you consider non-essential, and how you intend to reduce the corresponding expense amount.

Response:

The liquidity and capital resources disclosure has been condensed in accordance with the Staff’s comment.

Business

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com

Sales and Marketing

Customer Base

2.           Please expand your response to prior comment 6 to identify the criteria you used to select theidentified customers. For example, please disclose whether these are current customers, theminimum amount the clients spent on your solutions during recent financial periods, and thesignificance of these customers to your business.

Response:

The disclosure has been revised to delete all identified customers.

Very Truly Yours,

/s/ Jeff Cahlon

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax
www.srff.com